Exhibit 1

FOR IMMEDIATE RELEASE

BioLineRx Appoints Dr. Sandra Panem to
Board of Directors

Jerusalem, February 24, 2014 - BioLineRx (NASDAQ: BLRX; TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today the appointment of Sandra Panem, Ph.D., to its Board of Directors.

Dr. Panem has had an extensive and impressive career in the healthcare and life sciences industries in the U.S. Her experience encompasses corporate and financial strategy, corporate governance, venture capital, technology assessment, research management and public policy. Dr. Panem is currently a Managing Partner at Cross Atlantic Partners and serves on the Board of Directors of Acorda Therapeutics, Inc. (NASDAQ: ACOR), GenomeQuest, Inc., Labcyte, Inc. and MDx Medical (Vitals.com).

“We are thrilled to have Dr. Sandra Panem join BioLineRx’s Board,” said Aharon Schwartz, Ph.D., Chairman of the Board of BioLineRx. “Sandra brings to BioLineRx a unique track record in healthcare strategy, technology assessment and capital markets experience, and we expect that she will add great value to our Company as we continue to accelerate the development of our clinical and pre-clinical pipeline towards commercialization. We also believe that her appointment to the Board, along with the appointment of Dr. BJ Bormann in the second half of last year, emphasizes BioLineRx’s continued commitment to the US market.”

Dr. Panem stated, “I am very excited to join the Board of BioLineRx. I look forward to working with the Company to help guide the strategy and development of its pipeline of exciting product candidates. I am encouraged by the Company’s strong track record of identifying and vetting promising new compounds, and I plan to leverage my expertise and relationships across the healthcare industry in order to maximize the potential of these assets.”

Dr. Panem has served on numerous Boards of public and private companies, including Martek Biosciences (NASDAQ:MATK), IBAH Pharmaceuticals (IBAH), Confluent Surgical and Molecular Informatics. Her previous positions include President of Vector Fund Management; Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies; and Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. She was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. Dr. Panem received a B.Sc. in Biochemistry and a Ph.D. in Microbiology from the University of Chicago.

About BioLineRx
BioLineRx is a publicly-traded, clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s current portfolio consists of a variety of clinical and pre-clinical projects, including: BL-1040 for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Bellerophon BCM (f/k/a Ikaria) and is in the midst of a pivotal CE-Mark registration trial; BL-8040 for treating acute myeloid leukemia (AML) and other hematological indications, which is in the midst of a Phase 2 study; BL-7010 for celiac disease, which is in the midst of a Phase 1/2 study; and BL-5010 for non-surgical removal of skin lesions, which is expected to commence a pivotal CE-mark registration trial in the first half of 2014.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s ‘SEC documents, press releases, and events. BioLineRx’s’ IR app is available on the iTunes App Store as well as the Google Play Store.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2013. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

Tiberend Strategic Advisors, Inc.
Joshua Drumm, Ph.D.
jdrumm@tiberend.com
+1-212-375-2664
Andrew Mielach
amielach@tiberend.com
+1-212-375-2694

Or

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipihai5@gmail.com